5
1
<SROS>nasdaq
<REPORTING-OWNER>
  0001210546
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  Southwall Technologies Inc.
  0000813619
  <IRS-NUMBER>94-2551470
</SUBJECT-COMPANY>
<PERIOD>12/31/02
5
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   Westra, Sicco
   1029 Corporation Way
   P.O. Box 10052

   Palo Alto, CA  94303
2. Issuer Name and Ticker or Trading Symbol
   Southwall Technologies Inc. (SWTX)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/02
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Sr. VP, Worldwide Sales & Mkt
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                                                     600            D  Direct

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $3.187500                                                                               04/15/06
to buy)
Incentive Stock Option (right  $4.500000                                                                               08/28/05
to buy)
Incentive Stock Option (right  $7.063000                                                                               01/20/07
to buy)
Incentive Stock Option (right  $2.812500                                                                               01/24/08
to buy)
Incentive Stock Option (right  $8.000000       02/27/02       A         20,000 (1)                        (2)          02/27/12
to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Incentive Stock Option (right            Common Stock                   3,000                     3,000         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   50,000                    50,000        D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   17,300                    17,300        D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   22,500                    22,500        D   Direct
to buy)
Incentive Stock Option (right  02/27/02  Common Stock                   20,000                    20,000        D   Direct
to buy)

Explanation of Responses:

(1)
This option was granted pursuant to Southwall Technologies Corporation's stock incentive plan and is exempt pursuant to Rule 16b-3.
(2)
This option becomes exercisable in four equal, annual installments, commencing one year after the date of grant.
-
The reporting person's direct common stock holdings reported in Table 1 include shares acquired pursuant to Southwall Technologis Co rporation's Section 423 qualified employee stock purchase plan. Pursuant to Rules 16a-3 and 16b-3, purchases under this plan are exe mpt from the Section 16(a) reporting requirements.

SIGNATURE OF REPORTING PERSON
/S/ By: John Lipscomb
    For: Sicco Westra
DATE 02/04/03